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SEC

19007535

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MAR 01 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Franklin Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah H. Terry — (404) 879-5153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Deborah H. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Deborah H. Terry
Signature

CFO
Title

Charles K. Cobb
Notary Public

CHARLES K. COBB NOTARY PUBLIC COMMISSION EXPIRES JUNE 06, 2021 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedules
December 31, 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Index to Financial Statements and Supplemental Schedules
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY SCHEDULES	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-l of the Securities and Exchange Commission	11
II. Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act 0f 1934	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES	13
GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – REVIEW REPORT	16
MANGEMENT EXEMPTION REPORT	17

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
Frontier Solutions, LLC
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

> **Certified Public**
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

February 27, 2019
Glen Allen, Virginia

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	612,681
Placement fees receivable		2,353,977
Other receivables		8,578
Related party receivable		9,917
Prepaid expenses and other assets		25,711
TOTAL ASSETS	$	3,010,864
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,310,183
TOTAL LIABILITIES		2,310,183
TOTAL MEMBER'S EQUITY		700,681
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,010,864

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2018

REVENUE	$	6,146,156
EXPENSES:		
Commissions		5,610,173
Employee compensation and benefits		133,858
Communications		4,877
Occupancy		29,873
Professional fees		75,045
Office expense and supplies		8,774
Regulatory fees		44,924
Other expenses		26,161
Total expenses		5,933,685
NET INCOME	$	212,471

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at January 1, 2018	$	790,210
Net income		212,471
Distributions to member		(302,000)
Balance at December 31, 2018	$	700,681

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	212,471
Adjustments to reconcile net income to		
net cash provided from operating activities:		
Change in operating assets and liabilities:		
Placement fees receivable		1,619,737
Related party receivable		(9,917)
Other receivables		6,488
Prepaid expenses and other assets		5,437
Accounts payable and accrued expenses		(2,060,722)
Related party payable		(24,781)
Net cash used in operating activities		(251,287)
Cash flows from financing activities:		
Distributions to member		(302,000)
Net cash used in financing activities		(302,000)
Net decrease in cash		(553,287)
Cash at beginning of year		1,165,968
Cash at end of year	$	612,681

See notes to financial statements

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. (the "Parent"). The Company is a wholly owned subsidiary of Aspen Partners, Ltd. and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm, and clears no trades.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and payables approximate fair value due to the short-term maturities of these instruments.

Placement Fees and Other Receivables
Placement fees and other receivables from unaffiliated entities consists primarily of commissions to the Company. The amounts are unsecured and non-interest bearing. Individual balances are written off when they are determined to be uncollectible. During the year ended December 31, 2018, the Company did not have any bad debt expense, and the allowance for doubtful accounts was $0 at December 31, 2018.

Income Taxes
The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders.

Income Taxes – continued

Income Tax Uncertainties: The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Revenue Recognition

Adoption of ASU 2014-09: In May 2014, the FASB issued ASU 2014-09 Revenue Recognition from Contracts with Customers (Topic 606). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported amounts.

Placement fee income: The Company provides marketing and consulting services to customers which includes solicitation of investors for customers that desire to raise capital through fund commitments. The Company recognizes revenue at the point in time that performance under the arrangement is completed, which in certain cases is the placement and acceptance of the investor by the customer or the closing date of the capital raise. The Company also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Company's control. Revenues are recognized over the contract period once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract liabilities at December 31, 2018.

Subsequent Events

The company has evaluated subsequent events through February 27, 2019, the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Note 3 - Net Capital Requirements

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $497,532 which was $343,520 in excess of the minimum net capital requirements of $154,012. The Company's ratio of aggregate indebtedness to net capital was 4.64 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance-based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2018, the Company paid commissions to a registered representative associated with the Parent's investment products; therefore, revenues of $9,917 were allocated to the Company and is included in related party receivable as at December 31, 2018.

During the year ended December 31, 2018, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2018, the Parent paid expenses on behalf of the Company in the approximate amount of $233,000 which is included in the statement of income of the Company for the year ended December 31, 2018. At December 31, 2018, the Company had a related party payable of $474 due to the Parent for expenses under the agreement which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

Note 5 - Commitment and Contingencies

<u>Concentrations and Off Statement of Financial Condition Risk</u>
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits of $250,000.

<u>Customer Concentrations</u>
The Company had three major independent representatives which comprised approximately 50% of the Company's revenues for the year ended December 31, 2018. One customer comprised 62% of the Company's placement fees receivable as of December 31, 2018.

Note 6 – Basis of Presentation – Computation of Net Capital

Audit Adjustments

Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company had audit adjustments that were reported on the amended Focus Report filed with FINRA for December 31, 2018.

The net increase of $4,552 in non-allowable assets includes an increase in net placement fee revenue of $8,959 and a correction of $4,404 to decrease previously reported allowable assets. The Company's liability for the commission payable is limited solely to the proceeds of the placement fees receivable. The increase of $8,959 to member's equity consists of adjustments to increase net income by:

Placement fee revenue	$174,460
Commissions expense	165,501
Net increase	$ 8,959

Note 7 – Warrants

As of December 31, 2018, the Company owned warrants in two privately held companies. The warrants were received as part of private placement transactions concluded in 2017. The Company utilizes the market approach to value the investments and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2018.

Schedule I

FRONTIER SOLUTIONS LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Total member's equity qualified for net capital		$	700,681
Less:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			700,681
Deductions and/or charges			
Non-allowable assets:			
Other receivables	177,438		
Prepaid expenses and other assets	25,711		(203,149)
Net capital before haircuts on securities positions			497,532
Haircuts on securities			-
Undue concentration			-
Net capital		$	497,532
Aggregate indebtedness			
Accounts payable and accrued expenses		$	2,310,183
Related party payable			-
Total aggregate indebtedness		$	2,310,183
Computation of basic net capital requirement			
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	154,012
Net capital in excess of minimum requirement		$	343,520
Ratio of aggregate indebtedness to net capital			4.64 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 25, 2019		$	493,125
Audit adjustments:			
Net effect of audit adjustments on member's equity			8,959
Net effect of audit adjustments on non-allowable assets			(4,552)
Net capital per audit		$	497,532

See Report of Independent Registered Public Accounting Firm

Schedule II

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners Ltd.)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2018

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
Frontier Solutions, LLC
Richmond, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Frontier Solutions, LLC and the SIPC, solely to assist you and SIPC in evaluating Frontier Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Frontier Solutions, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Frontier Solutions, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Frontier Solutions, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 27, 2019
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for *purposes of the audit requirement of SEC Rule 17a-5:*

Frontier Solutions LLC
9 E. Franklin Street
Richmond, VA 23219-2105

FINRA
8-066972

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 9,219
B.	Less payment made with SIPC-6 filed (exclude interest) 7-31-2018 Date Paid	(4,650)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,569
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,569

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 4,569

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontier Solutions LLC
(Name of Corporation, Partnership or other organization)

Deborah A Terry
(Authorized Signature)

CFO
(Title)

Dated the 27 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,146,156
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 6,146,156
2e. General Assessment @ .0015	$ 9,219 (to page 1, line 2.A.)

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
Frontier Solutions, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontier Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontier Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Frontier Solutions, LLC stated that Frontier Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontier Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier Solutions, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 27, 2019
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

FRONTIER SOLUTIONS

Frontier Solutions, LLC

9 East Franklin Street
Richmond, VA 23219

Phone: (404) 879-5126
Fax: (404) 879-5128

Frontier Solution's Exemption Report

Frontier Solutions (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Deborah Terry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah N Terry

Deborah Terry
Chief Financial Officer
February 27, 2019